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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 000-27546

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F	☐	Form 40-F	☒

EXHIBIT INDEX

EXHIBIT 99.1	Report to Shareholders
EXHIBIT 99.2	Q1 Interim Financial Statement
EXHIBIT 99.3	Q1 Interim MD & A
EXHIBIT 99.4	Signatures

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EXHIBIT INDEX